EXHIBIT 23(a)

CONSENT of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We consent to the incorporation by reference in the Registration Statements of NCT Group, Inc. and subsidiaries (the "Company") on Form S-8 (File Nos. 33-64792, 333-90297, 333-11213, 333-47956 and 333-127252) of our report dated
March 3, 2006, with respect to the last paragraph of Note 13, March 23, 2006, with respect to Note 26, March 24, 2006 and with respect to the third paragraph of Note 2, May 19, 2006 on our audits of the consolidated financial statements and schedules as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 which report is included in this Annual Report on Form 10-K/A. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern and an emphasis of matter paragraph about the restatement of 2004 Financial Statements.




Eisner LLP


New York, New York
May 24, 2006